UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-43205

Xanadu Quantum Technologies Limited

(Exact name of registrant as specified in its charter)

777 Bay Street, Toronto, Ontario M5G 2C8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

EXHIBIT
99.1	Press release dated April 9, 2026 – Xanadu Quantum Technologies Limited Reports Fiscal Year 2025 Earnings Results.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Xanadu Quantum Technologies Limited
Dated: April 9, 2026
	By:	/s/ Christian Weedbrook
Christian Weedbrook
Chief Executive Officer

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